Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Quest Solution, Inc.

Salt Lake City, Utah

We hereby consent to the incorporation in the Registration Statement on Form S-1 of our report dated June 5, 2019, relating to the audits of the consolidated financial statements of Quest Solution, Inc. as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and 2017. Our report was included in the Annual Report on Form 10-K filed June 5, 2019 and contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ RBSM LLP

Larkspur, CA

July 17, 2019